Exhibit (c)(2)

HOULIHAN LOKEY

Project Lime

DISCUSSION MATERIALS FOR THE SPECIAL COMMITTEE

JUNE 14, 2022
PRELIMINARY AND CONFIDENTIAL | SUBJECT TO FURTHER REVIEW AND REVISION

Table of Contents Page 1. Executive Summary 3 2. Financial Analyses 7 3. Appendices 14 Overview and Selected Changes from 2021 Proposal 15 Glossary 18 4. Disclaimer 20 2 PRELIMINARY AND CONFIDENTIAL | SUBJECT TO FURTHER REVIEW AND REVISION

Page 1. Executive Summary 3 2. Financial Analyses 7 3. Appendices 14 4. Disclaimer 20

Executive Summary Situation Overview 1 ¡ LAIX Inc. (OTCPK:LAIX.Y) (“LAIX” or the “Company”) is incorporated in the Cayman Islands with a market capitalization of approximately $3.9 million that provides online English learning products and services via its mobile apps in China. The Company’s primary offering is a suite of English language courses to Chinese nationals. ¡ On April 7, 2022 the Company was delisted from the NYSE for not maintaining an average market capitalization, over a 30 day trading period, of at least $15 million. The Company now trades on the OTC pink sheets market under the ticker symbol LAIX.Y. ¡ On April 28, 2022 the Special Committee received a preliminary non-binding proposal letter (the “Proposal Letter”), jointly submitted by Mr. Yi Wang, co-founder, chairman of the Board and chief executive officer of LAIX, Mr. Zheren Hu, co-founder, director and chief technology officer of LAIX, Mr. Hui Lin, co-founder, director and chief scientist of LAIX (collectively, the Founders ), Tenzing Holdings 2011 Ltd. and Sino Avenue Limited (together with the Founders, the “Buyer Group”), to acquire all of the outstanding ordinary shares of the Company, including the Class A ordinary shares represented by the ADSs that are not already held by the Buyer Group for a proposed purchase price of $1.90 per ADS or $0.1357 per Ordinary Share (“Proposal Price”) in cash (the “Proposal”). ¡ The Proposal Price represents a premium of approximately 72.7% and 54.4% to the 1-Day closing price and 10-Day VWAP, respectively, for the period ended 6/8/2022. ¡ The Buyer Group owns approximately 39.3% of the Company’s issued and outstanding shares, with 86.6% voting power through super voting shares. 1. As of 6/8/2022, based on public trading price. Source: Company management, public filings, Capital IQ. 4 PRELIMINARY AND CONFIDENTIAL | SUBJECT TO FURTHER REVIEW AND REVISION

Total Shareholder Return Since Regulation Announcement



20%
0%
-20%
-40%
-60%
-80%
-100%
Total Shareholder Return [1]
Jul-21
Aug-21
Sep-21
Oct-21
Nov-21
Dec-21
Jan-22
Feb-22
Mar-22
Apr-22
May-22
Jun-22
(10.5%)
(69.4%)
(86.7%)
(94.5%)
LAIX
Selected China Online Language Education Companies Index [2]
Selected China Offline Language Education Companies Index [3]
MSCI World Index

1. *Total return to shareholders considers dividends paid and capital gains.*
2. *Selected China Online Education Companies Index includes Gaotu Techedu Inc.,Youdao, Inc., China Online Education Group, and Koolearn Technology Holding Limited.*
3. *Selected China Offline Education Companies Index includes Bright Scholar Education Holdings Limited, China Maple Leaf Educational Systems Limited, Meta Data Limited, and Meten Holding Group Ltd.; Virscend Education Company Limited is excluded as the company halted trading on 11/18/2021.*

Source: Capital IQ

PRELIMINARY AND CONFIDENTIAL | SUBJECT TO FURTHER REVIEW AND REVISION
HOULIHAN LOKEY 5

Executive Summary

Proposal Overview

Summary of Proposal Value

(ADS outstanding, RMB and USD in millions, except per ADS values)

Selected Proposal Information	
Proposal Price per ADS	**$1.90**
ADS Equivalents Outstanding [1][2]	3.6
Dilutive ADS Equivalents [1]	0.0
Fully Diluted ADS Equivalents Outstanding	**3.6**
Implied Proposal Equity Value (USD)	**$6.8**
USD to RMB Exchange Rate as of 6/8/2022	6.7
Implied Proposal Equity Value (RMB)	**¥45.7**
Debt [1]	5.4
Cash and Cash Equivalents & Restricted Cash [1]	(65.4)
Investment in Equity Fund [1] [3]	(5.7)
Implied Proposal Enterprise Value (RMB)	**(¥20.1)**

As of 5/31/22, the Company has a deferred revenue balance of RMB 473.8mm

Implied Premiums to Historical Closing ADS Trading Prices

(USD per ADS in actuals)

Trading Period As of 6/8/2022	Average Closing / Closing ADS Price [4]	Proposal Premium/(Discount)
1-Day Closing	$1.10	72.7%
5-Day Average Closing	$1.32	43.6%
10-Day Average Closing	$1.25	52.6%
30-Day Average Closing	$1.40	35.6%
90-Day Average Closing	$3.77	(49.6%)

1-Year Trading Performance[4]



$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
Regulation Release Date July 23, 2021
Proposal Announcement Date April 28, 2022
Proposal Price: $1.90 per ADS
Jun-21
Jul-21
Aug-21
Sep-21
Oct-21
Nov-21
Dec-21
Jan-22
Feb-22
Mar-22
Apr-22
May-22
Jun-22
Volume (in millions)
Closing Price (USD)
Proposal Price (USD per ADS)

1. *As of 5/31/2022.*
2. *Includes approximately 30.4 million Class A ordinary shares and approximately 19.7 million Class B ordinary shares as of 5/31/2022. Each ADS represents fourteen Class A ordinary share.*
3. *Investment in equity fund represents the Company's investment in private equity fund as a limited partner. Represents book value as of 5/31/2022 per Company management.*
4. *Per Capital IQ, which reflects impact of reverse stock split. On March 4, 2022 the Company effected a 1 to 14 reverse stock split of the ADSs for its Class A ordinary shares. The reverse stock split had no impact on the underlying Class A ordinary shares, and no Class A ordinary shares were issued or cancelled in connection with the reverse stock split.*

Sources: Company management, public filings, Capital IQ.

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HOULIHAN LOKEY | 6

Page 1. Executive Summary 3 2. Financial Analyses 7 3. Appendices 14 4. Disclaimer 20

Financial Analyses Summary Implied Per ADS Value Reference Range (USD in actuals) Proposal Price per ADS: $1.90 Discount Rate: 12.5% – 15.5% $1.70 $1.73 Perpetual Growth Rate: 0.0% – 2.0% $1.25 $1.50 $1.75 $2.00 . Note: Based on (i) 3.6 million ADS equivalents outstanding, (ii) the net dilutive impact of an ADS equivalent of ~0.1 million outstanding Company stock options based on the treasury method. Source: Company management, public filings, Capital IQ, Bloomberg. 8 PRELIMINARY AND CONFIDENTIAL | SUBJECT TO FURTHER REVIEW AND REVISION Discounted Cash Flow Analysis

Financial Analyses Summary

Implied Per ADS Value Reference Range

(ADS outstanding, RMB and USD in millions, except per ADS values)

	Illustrative Discounted Cash Flow Analysis		
	Discount Rate		
	12.5%	--	15.5%
Implied Enterprise Value Reference Range	(¥24.8)	--	(¥24.3)
Cash and Cash Equivalents as of 5/31/2022 [1]	65.4	--	65.4
Investment in Equity Fund as of 5/31/2022 [1][2]	5.7	--	5.7
Implied Total Enterprise Value Reference Range (RMB)	¥46.4	--	¥46.9
Total Debt as of 5/31/2022	(5.4)	--	(5.4)
Implied Equity Value Reference Range (RMB)	¥41.0	--	¥41.5
USD to RMB Exchange Rate as of 6/8/2022	6.7	--	6.7
Implied Equity Value Reference Range (USD)	$6.1	--	$6.2
ADS Equivalents Outstanding [1] [3]	3.6	--	3.6
Implied Per ADS Value Reference Range	**$1.70**	--	**$1.73**

1. *Per Company management.*
2. *Investment in equity fund represents the Company's investment in private equity fund as a limited partner. Represents book value per Company management.*
3. *Based on (i) 3.6 million ADS equivalents outstanding and (ii) the net dilutive impact of an ADS equivalent of ~0.1 million outstanding Company stock options based on the treasury method.*

Source: Company management, public filings, Capital IQ and Bloomberg.

PRELIMINARY AND CONFIDENTIAL | SUBJECT TO FURTHER REVIEW AND REVISION

HOULIHAN LOKEY | 9

Selected Historical and Projected Financial Data (RMB in millions) LTM Ended Fiscal Year Ended December 31, 2019 2020 2021 3/31/2022 2022E 2023E 2024E 2025E 2026E 2027E To C Business ¥1,263.5 ¥1,057.3 ¥482.9 ¥424.5 ¥302.8 ¥151.4 ¥75.7 ¥37.9 ¥18.9 ¥9.5 Overseas Business - 2 .4 23.2 2 0.5 3 3.4 - - - - - B2B Business 3 0.8 2 7.4 27.6 25.8 28.6 22.9 18.3 14.6 11.7 9.4 Gross Billing [1] ¥1,294.3 ¥1,087.1 ¥533.7 ¥470.9 ¥364.8 ¥174.3 ¥94.0 ¥52.5 ¥30.6 ¥18.8 Growth % 31.1% (16.0%) (50.9%) (66.4%) (52.2%) (46.1%) (44.2%) (41.6%) (38.5%) To C Business ¥1,002.5 ¥950.2 ¥649.7 ¥584.3 ¥449.2 ¥252.4 ¥100.1 ¥47.0 ¥23.5 ¥11.7 Overseas Business - 0.8 1 3.6 1 7.7 28.4 1 1.9 - - - - B2B Business 2 0.7 21.6 2 1.6 22.8 2 5.6 2 3.6 18.9 15.1 12.1 9.7 Net Revenue ¥1,023.2 ¥972.6 ¥684.9 ¥624.8 ¥503.2 ¥287.9 ¥119.0 ¥62.1 ¥35.6 ¥21.4 Growth % 60.6% (4.9%) (29.6%) (48.3%) (42.8%) (58.7%) (47.8%) (42.7%) (39.8%) Cost of Sales (273.5) (277.2) (140.4) (116.0) (64.1) (36.1) (16.9) (8.4) (4.5) (2.8) Gross Profit ¥749.7 ¥695.4 ¥544.5 ¥508.9 ¥439.1 ¥251.8 ¥102.1 ¥53.7 ¥31.0 ¥18.6 Margin % 73.3% 71.5% 79.5% 81.4% 87.3% 87.5% 85.8% 86.5% 87.3% 87.0% General & Administrative (153.5) (111.0) (84.2) (80.7) (45.1) (27.9) (22.0) (13.2) (7.3) (4.4) Sales and Marketing (969.4) (801.4) (325.0) (285.3) (223.7) (98.3) (51.0) (27.0) (15.1) (8.9) Research and Development (213.9) (190.7) (105.1) (84.7) (39.7) (19.6) (10.4) (3.9) (1.6) (0.9) Depreciation & Amortization 21.6 27.3 1 6.9 14.8 9 .6 7 .3 3 .2 - - - Other Operating Income 2 .4 0 .0 14.2 1 0.9 - - - - - - Adjusted EBITDA (¥563.1) (¥380.3) ¥61.4 ¥83.8 ¥140.2 ¥113.3 ¥22.1 ¥9.6 ¥7.0 ¥4.4 (55.0%) (39.1%) 9.0% 13.4% 27.9% 39.3% 18.6% 15.5% 19.7% 20.4% Margin % Additional Financial Information [2] Capital Expenditures (¥51.6) (¥9.3) (¥5.8) - - - - - - Change in Deferred Revenue ¥218.4 ¥50.3 (¥187.2) (¥168.6) (¥130.9) (¥32.2) (¥13.3) (¥7.1) (¥3.9) Change in Other NWC ¥158.4 (¥38.7) (¥72.0) - - - - - - 1. Gross billing is the total amount of cash received from the sale of course packages in that period. 2. Positive/(negative) numbers represent cash inflow/(outflow). Source: Company management. 10 PRELIMINARY AND CONFIDENTIAL | SUBJECT TO FURTHER REVIEW AND REVISION

Discounted Cash Flow Analysis

(RMB in millions)

	Projected Fiscal Year Ending December 31,						Terminal Value Assumptions
	2022E [1]	2023E	2024E	2025E	2026E	2027E	
Net Revenue	**¥282.0**	**¥287.9**	**¥119.0**	**¥62.1**	**¥35.6**	**¥21.4**	**¥21.4**
Growth %		*(48.3%)*	*(42.8%)*	*(58.7%)*	*(47.8%)*	*(42.7%)*	*0.0%*
Cost of Sales	(35.7)	(36.1)	(16.9)	(8.4)	(4.5)	(2.8)	(2.8)
General & Administrative	(26.6)	(27.9)	(22.0)	(13.2)	(7.3)	(4.4)	(4.4)
Sales and Marketing	(135.6)	(98.3)	(51.0)	(27.0)	(15.1)	(8.9)	(8.9)
Research and Development	(21.5)	(19.6)	(10.4)	(3.9)	(1.6)	(0.9)	(0.9)
Other Operating Income	-	-	-	-	-	-	-
Depreciation & Amortization	5.3	7.3	3.2	-	-	-	-
Adjusted EBITDA	**¥67.9**	**¥113.3**	**¥22.1**	**¥9.6**	**¥7.0**	**¥4.4**	**¥4.4**
Margin %	*24.1%*	*39.3%*	*18.6%*	*15.5%*	*19.7%*	*20.4%*	*20.4%*
Depreciation & Amortization	(5.3)	(7.3)	(3.2)	-	-	-	-
Adjusted EBIT	**¥62.6**	**¥106.0**	**¥18.9**	**¥9.6**	**¥7.0**	**¥4.4**	**¥4.4**
Taxes [2]	-	-	-	-	-	-	-
Unlevered Earnings	**¥62.6**	**¥106.0**	**¥18.9**	**¥9.6**	**¥7.0**	**¥4.4**	**¥4.4**
Depreciation & Amortization	5.3	7.3	3.2	-	-	-	-
Capital Expenditures	-	-	-	-	-	-	-
Change in Deferred Revenue	(83.4)	(130.9)	(32.2)	(13.3)	(7.1)	(3.9)	(3.9)
Change in Other NWC	-	-	-	-	-	-	-
ESOP Amortization	4.8	6.2	2.7	2.1	-	-	-
Unlevered Free Cash Flows	**(¥10.7)**	**(¥11.4)**	**(¥7.4)**	**(¥1.6)**	**(¥0.1)**	**¥0.5**	**¥0.5**

	Present Value of Cash Flows (2022 - 2027)		PV of Terminal Value Based on Perpetual Growth Rate for 2027 Unlevered Free Cash Flow				Implied Enterprise Value		
Discount Rate			0.00%	1.00%	2.00%		0.00%	1.00%	2.00%
12.50%	(¥27.0)		¥2.3	¥2.5	¥2.8		(¥24.7)	(¥24.5)	(¥24.3)
13.25%	(¥26.8)		¥2.1	¥2.3	¥2.5		(¥24.8)	(¥24.6)	(¥24.3)
14.00%	(¥26.6)	+	¥1.9	¥2.1	¥2.3	=	(¥24.7)	(¥24.6)	(¥24.4)
14.75%	(¥26.5)		¥1.7	¥1.9	¥2.0		(¥24.7)	(¥24.6)	(¥24.4)
15.50%	(¥26.3)		¥1.6	¥1.7	¥1.9		(¥24.7)	(¥24.6)	(¥24.4)

Note: Present values as of 6/8/22; mid-year convention applied.
1. Represents a 7.0-month stub period.
2. The Company does not expect to pay taxes due to its NOL balance, per Company management. For conservatism we have assumed no taxes into perpetuity.
Source: Company management.

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HOULIHAN LOKEY | 11

Page 1. Executive Summary 3 2. Financial Analyses 7 3. Appendices 14 Overview and Selected Changes from 2021 Proposal 15 Glossary 18 4. Disclaimer 20

Page 1. Executive Summary 3 2. Financial Analyses 7 3. Appendices 14 Overview and Selected Changes from 2021 Proposal 15 Glossary 18 4. Disclaimer 20

Overview of 2021 Proposal ¡ On August 4, 2021 the Company received a preliminary non-binding proposal letter (the “2021 Proposal Letter”), jointly submitted by the Founders and PCIL IV Limited (together with its affiliated investment entities, Primavera , and together with the Founders, the “2021 Buyer Group ), to acquire all of the outstanding ordinary shares of the Company (the Ordinary Shares ), including the Class A ordinary shares represented by the ADSs (each ADS representing one Class A 2 ordinary share) that are not already held by the 2021 Buyer Group (the “2021 Unaffiliated Shareholders”) for a proposed purchase price of USD 1.13 per Ordinary Share or ADS (“2021 Proposal Price”) in cash (the “2021 Proposal”). 1 ¡ Adjusted for the reverse stock split in March 2022, the 2021 Proposal was $15.82 per ADS. ¡ Primavera decided to withdraw from the 2021 Proposal in December 2021 due to uncertainties regarding the interpretation, implementation, and enforcement of new regulations, among other considerations. ¡ The 2021 Buyer Group was not able to secure replacement financing and no other parties showed interest in the transaction. As a result, the 2021 Buyer Group did not proceed with the 2021 Proposal. Source: Company management and public filings. 1. On March 4, 2022 the Company effected a 1 to 14 reverse stock split of the ADSs for its Class A ordinary shares. The reverse stock split had no impact on the underlying Class A ordinary shares, and no Class A ordinary shares were issued or cancelled in connection with the reverse stock split. 14 PRELIMINARY AND CONFIDENTIAL | SUBJECT TO FURTHER REVIEW AND REVISION

Comparison of Proposal to 2021 Proposal

The 2021 Proposal has been adjusted to take into account the 1 to 14 reverse stock split that occurred on March 4, 2022.

Summary of 2021 Proposal Value

(ADS outstanding, RMB and USD in millions, except per ADS values)

Preliminary Selected 2021 Proposal Information	
Unadjusted Proposal Price per ADS	$1.13
Reverse Stock Split Adjustment	14.0
Adjusted 2021 Proposal Price per ADS	**$15.82**
Unadjusted Fully Diluted ADS Equivalents Outstanding	51.8
Reverse Stock Split Adjustment	14.0
Adjusted Fully Diluted ADS Equivalents Outstanding	**3.7**
Preliminary Implied 2021 Proposal Equity Value (USD)	**$58.6**
USD to RMB Exchange Rate as of 10/6/2020	6.4
Preliminary Implied 2021 Proposal Equity Value (RMB)	**¥377.5**
Cash and Cash Equivalents [4]	(71.8)
Short-Term Investments [4]	(10.7)
Investment in Equity Fund [3] [4]	(5.7)
Preliminary Implied 2021 Proposal Enterprise Value (RMB)	**¥289.3**

Summary of Proposal Value

(ADS outstanding, RMB and USD in millions, except per ADS values)

Selected Proposal Information	
Proposal Price per ADS	**$1.90**
ADS Equivalents Outstanding [1][2]	3.6
Dilutive ADS Equivalents [1]	0.0
Fully Diluted ADS Equivalents Outstanding	**3.6**
Implied Proposal Equity Value (USD)	**$6.8**
USD to RMB Exchange Rate as of 6/8/2022	6.7
Implied Proposal Equity Value (RMB)	**¥45.7**
Debt [1]	5.4
Cash and Cash Equivalents & Restricted Cash [1]	(65.4)
Investment in Equity Fund [1] [3]	(5.7)
Implied Proposal Enterprise Value (RMB)	**(¥20.1)**

	2021 Proposal [5]	Proposal [6]
Adjusted Offer Price per Share	$15.82	$1.90
Market Value of Equity	$43.5	$3.9
Enterprise Value based on Public Market	$22.2	($7.5)
% Change in Offer Price		*(88.0%)*
% Change in Market Value of Equity		*(91.0%)*

1. As of 5/31/2022.
2. Includes approximately 30.4 million Class A ordinary shares and approximately 19.7 million Class B ordinary shares as of 5/31/2022. Each ADS represents fourteen Class A ordinary shares.
3. Investment in equity fund represents the Company's investment in private equity fund as a limited partner.
4. Represents balances as of 8/31/2021 as provided by Company management.
5. Market data as of October 6, 2021.
6. Market data as of June 8, 2022.
Sources: Company management, public filings, Capital IQ.

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HOULIHAN LOKEY | 15

Page 1. Executive Summary 3 2. Financial Analyses 7 3. Appendices 14 Overview and Selected Changes from 2021 Proposal 15 Glossary 18 4. Disclaimer 20

Glossary of Terms Definition Description Adjusted EBIT Earnings Before Interest and Taxes, adjusted for certain other non-recurring items Adjusted EBITDA Earnings Before Interest, Taxes, Depreciation and Amortization, adjusted for certain other non-recurring items ADS American Depository Shares E Estimated Latest Twelve Months or the Most Recently Completed 12-Month Period for which Financial Information has been Made Public in the LTM case of the selected companies NMF Not Meaningful Figure RMB or ¥ Chines Yuan (Renminbi) USD or $ United States Dollar 17 PRELIMINARY AND CONFIDENTIAL | SUBJECT TO FURTHER REVIEW AND REVISION

Page 1. Executive Summary 3 2. Financial Analyses 7 3. Appendices 14 4. Disclaimer 20

Disclaimer This presentation, and any supplemental information (written or oral) or other documents provided in connection therewith (collectively, the “materials”), are provided solely for the information of the Special Committee (the “Committee”) of the Board of Directors (the “Board”) of LAIX Inc. (the “Company”) by Houlihan Lokey in connection with the Committee’s consideration of a potential transaction (the “Transaction”) involving the Company. This presentation is incomplete without reference to, and should be considered in conjunction with, any supplemental information provided by and discussions with Houlihan Lokey in connection therewith. Any defined terms used herein shall have the meanings set forth herein, even if such defined terms have been given different meanings elsewhere in the materials. The materials are for discussion purposes only. Houlihan Lokey expressly disclaims any and all liability, whether direct or indirect, in contract or tort or otherwise, to any person in connection with the materials. The materials were prepared for specific persons familiar with the business and affairs of the Company for use in a specific context and were not prepared with a view to public disclosure or to conform with any disclosure standards under any state, federal or international securities laws or other laws, rules or regulations, and none of the Committee, the Company or Houlihan Lokey takes any responsibility for the use of the materials by persons other than the Committee. The materials are provided on a confidential basis solely for the information of the Committee and may not be disclosed, summarized, reproduced, disseminated or quoted or otherwise referred to, in whole or in part, without Houlihan Lokey’s express prior written consent. Notwithstanding any other provision herein, the Company (and each employee, representative or other agent of the Company) may disclose to any and all persons without limitation of any kind, the tax treatment and tax structure of any transaction and all materials of any kind (including opinions or other tax analyses, if any) that are provided to the Company relating to such tax treatment and structure. However, any information relating to the tax treatment and tax structure shall remain confidential (and the foregoing sentence shall not apply) to the extent necessary to enable any person to comply with securities laws. For this purpose, the tax treatment of a transaction is the purported or claimed U.S. income or franchise tax treatment of the transaction and the tax structure of a transaction is any fact that may be relevant to understanding the purported or claimed U.S. income or franchise tax treatment of the transaction. If the Company plans to disclose information pursuant to the first sentence of this paragraph, the Company shall inform those to whom it discloses any such information that they may not rely upon such information for any purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey is not an expert on, and nothing contained in the materials should be construed as advice with regard to, legal, accounting, regulatory, insurance, tax or other specialist matters. Houlihan Lokey’s role in reviewing any information was limited solely to performing such a review as it deemed necessary to support its own advice and analysis and was not on behalf of the Committee. The materials necessarily are based on financial, economic, market and other conditions as in effect on, and the information available to Houlihan Lokey as of, the date of the materials. Although subsequent developments may affect the contents of the materials, Houlihan Lokey has not undertaken, and is under no obligation, to update, revise or reaffirm the materials. The materials are not intended to provide the sole basis for evaluation of the Transaction and do not purport to contain all information that may be required. The materials do not address the underlying business decision of the Company or any other party to proceed with or effect the Transaction. The materials do not constitute any opinion, nor do the materials constitute a recommendation to the Board, the Committee, the Company, any security holder of the Company or any other party as to how to vote or act with respect to any matter relating to the Transaction or otherwise or whether to buy or sell any assets or securities of any company. Houlihan Lokey’s only opinion is the opinion, if any, that is actually delivered to the Committee. In preparing the materials Houlihan Lokey has acted as an independent contractor and nothing in the materials is intended to create or shall be construed as creating a fiduciary or other relationship between Houlihan Lokey and any party. The materials may not reflect information known to other professionals in other business areas of Houlihan Lokey and its affiliates. 19 PRELIMINARY AND CONFIDENTIAL | SUBJECT TO FURTHER REVIEW AND REVISION

Disclaimer (cont.) The preparation of the materials was a complex process involving quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaption and application of these methods to the unique facts and circumstances presented and, therefore, is not readily susceptible to partial analysis or summary description. Furthermore, Houlihan Lokey did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Accordingly, the analyses contained in the materials must be considered as a whole. Selecting portions of the analyses, analytic methods and factors without considering all analyses and factors could create a misleading or incomplete view. The materials reflect judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of the participants in the Transaction. Any estimates of value contained in the materials are not necessarily indicative of actual value or predictive of future results or values, which may be significantly more or less favorable. Any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which any assets, businesses or securities may actually be sold. The materials do not constitute a valuation opinion or credit rating. The materials do not address the consideration to be paid or received in, the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise. Furthermore, the materials do not address the fairness of any portion or aspect of the Transaction to any party. All budgets, projections, estimates, financial analyses, reports and other information with respect to operations (including estimates of potential cost savings and expenses) reflected in the materials have been prepared by management of the relevant party or are derived from such budgets, projections, estimates, financial analyses, reports and other information or from other sources, which involve numerous and significant subjective determinations made by management of the relevant party and/or which such management has reviewed and found reasonable. The budgets, projections and estimates (including, without limitation, estimates of potential cost savings and synergies) contained in the materials may or may not be achieved and differences between projected results and those actually achieved may be material. Houlihan Lokey has relied upon representations made by management of the Company and other participants in the Transaction that such budgets, projections and estimates have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management (or, with respect to information obtained from public sources, represent reasonable estimates), and Houlihan Lokey expresses no opinion with respect to such budgets, projections or estimates or the assumptions on which they are based. The scope of the financial analysis contained herein is based on discussions with the Company (including, without limitation, regarding the methodologies to be utilized), and Houlihan Lokey does not make any representation, express or implied, as to the sufficiency or adequacy of such financial analysis or the scope thereof for any particular purpose. Houlihan Lokey has assumed and relied upon the accuracy and completeness of the financial and other information provided to, discussed with or reviewed by it without (and without assuming responsibility for) independent verification of such information, makes no representation or warranty (express or implied) in respect of the accuracy or completeness of such information and has further relied upon the assurances of the Company and other participants in the Transaction that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. In addition, Houlihan Lokey has relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or any other participant in the Transaction since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to, discussed with or reviewed by Houlihan Lokey that would be material to its analyses, and that the final forms of any draft documents reviewed by Houlihan Lokey will not differ in any material respect from such draft documents. The materials are not an offer to sell or a solicitation of an indication of interest to purchase any security, option, commodity, future, loan or currency. The materials do not constitute a commitment by Houlihan Lokey or any of its affiliates to underwrite, subscribe for or place any securities, to extend or arrange credit, or to provide any other services. In the ordinary course of business, certain of Houlihan Lokey’s affiliates and employees, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, any Transaction counterparty, any other Transaction participant, any other financially interested party with respect to any transaction, other entities or parties that are mentioned in the materials, or any of the foregoing entities’ or parties’ respective affiliates, subsidiaries, investment funds, portfolio companies and representatives (collectively, the “Interested Parties”), or any currency or commodity that may be involved in the Transaction. Houlihan Lokey provides mergers and acquisitions, restructuring and other advisory and consulting services to clients, which may have in the past included, or may currently or in the future include, one or more Interested Parties, for which services Houlihan Lokey has received, and may receive, compensation. Although Houlihan Lokey in the course of such activities and relationships or otherwise may have acquired, or may in the future acquire, information about one or more Interested Parties or the Transaction, or that otherwise may be of interest to the Board, the Committee, or the Company, Houlihan Lokey shall have no obligation to, and may not be contractually permitted to, disclose such information, or the fact that Houlihan Lokey is in possession of such information, to the Board, the Committee, or the Company or to use such information on behalf of the Board, the Committee, or the Company. Houlihan Lokey’s personnel may make statements or provide advice that is contrary to information contained in the materials. 20 PRELIMINARY AND CONFIDENTIAL | SUBJECT TO FURTHER REVIEW AND REVISION

CORPORATE FINANCE FINANCIAL RESTRUCTURING FINANCIAL AND VALUATION ADVISORY HL.com 21 PRELIMINARY AND CONFIDENTIAL | SUBJECT TO FURTHER REVIEW AND REVISION